Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

120 chemin de la Rive

Gatineau, Québec, J8M 1V2

2.	Date of Material Change

January 5, 2022

3.	News Release

A news release dated January 5, 2022 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the new release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On January 5, 2022, the Company announced the appointment of William Todd Montour to the Company’s Board of Directors following the resignation of Jason Ewart, effective immediately.

On January 5, 2022, the Company also announced the appointment of Curtis Solsvig as acting-Chief Financial Officer, effective immediately.

5.	Full Description of Material Change

On January 5, 2022, the Company announced the appointment of William Todd Montour to the Company’s Board of Directors following the resignation of Jason Ewart, effective immediately.

On January 5, 2022, the Company also announced the appointment of Curtis Solsvig as acting-Chief Financial Officer, effective immediately.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Scott Cooper, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

January 14, 2022